

Mail Stop 3720

January 15, 2008

Via U.S. Mail and Fax (540) 946-3595
Mr. Michael Moneymaker
Chief Financial Officer
Ntelos Holdings Corp.
401 Spring Lane, Suite 300
Waynesboro, Virginia 22980

>   RE: **Ntelos Holdings Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 13, 2007**
>
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
>   **File No. 0-51798**

Dear Mr. Moneymaker:

    We have reviewed your supplemental response letter dated December 10, 2007 as well as your filing and have the following comments. As noted in our comment letter dated November 27, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statement of Operations, page 78

1. We note your response to prior comment 3. Since wireline communications revenues are separately presented, you are required to present cost of wireline sales. Please revise.

    Further, it is unclear why maintenance and support expenses are separately presented and not allocated to either cost of wireless sales or cost of wireline sales. Please advise or revise.

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    As appropriate, please amend your filing and respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director